Silver Run Acquisition Corporation

1000 Louisiana Street, Suite 1450

Houston, TX 77002

September 2, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:                    Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Re:                             Silver Run Acquisition Corporation
Preliminary Proxy Statement on Schedule PREM14A
Filed July 29, 2016
File No. 1-37697

Ladies and Gentlemen:

This letter sets forth the responses of Silver Run Acquisition Corporation (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 25, 2016 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule PREM14A filed by the Company on July 29, 2016 (the “Proxy Statement”).  In connection with this letter, the Company is filing today an amendment to the Proxy Statement (“Amendment No. 1”). We are separately furnishing to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Proxy Statement.

For your convenience, the Company has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is its response.  Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

General

1.              Please update the historical and pro forma financial statements to comply with Rule 3-12 and Article 11 of Regulation S-X.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement to present historical and pro forma financial statements for the interim period ended June 30, 2016.

2.              Tell us how you applied the guidance in FASB ASC 205-10-45-1 through 4 in presenting the Centennial Resource Production LLC financial statements for its 2013 fiscal year apart from the financial statements for its 2015 fiscal year.

Response:  Response:  The Company acknowledges the Staff’s comment and has revised the Centennial Resource Production LLC financial statements to present the financial statements for its 2013, 2014 and 2015 fiscal years together. Please see pages Fin-48 through Fin-78.

3.              Please include a copy of your preliminary proxy card with your amended proxy statement. Refer to Exchange Act Rule 14a-6(a).

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement to include a copy of the preliminary proxy card.

Questions and Answers About the Proposals, page 1

4.              Please include a separate question and answer to disclose your relationship with Riverstone and discuss how the business combination consideration and transaction structure was determined. Please tell us if there was any prior relationship between you and the other accredited investors to be issued 20,000,000 shares of your Class A common stock in the private placement.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see pages 4 and 5.

5.              Please provide a separate question and answer that discusses the roles of management of CRP for the combined entity following approval of the business combination and the transactions. Also disclose that NGP will own 11% of the combined entity and can nominate one director on the board of Silver Run.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see pages 5 and 6.

What equity stake will current Silver Run stockholders, the new investors, page 5

6.              Please clarify here that as a result of the transactions, Riverstone and its affiliates, including your Sponsor, will control the majority of the combined voting power of your outstanding voting stock and have a majority economic interest. Also disclose the dilutive impact the business combination will have on your current shareholders to consider the exercisability of the warrants and the private placement shares.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see pages 6 through 8.

7.              Also clarify that redemptions may further dilute remaining stockholders as Riverstone and its affiliates have agreed to purchase from you the equivalent number of additional shares of Silver Run common stock to fund the cash redemptions.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see pages ix, 7, 26 and 143.

Do I have redemption rights?, page 9

8.              Other than the 20% group limit, please clarify that there is no maximum limit to the amount of public shares that you will redeem for cash.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 11.

Summary of the Proxy Statement, page 16

Opinion of Evercore to Silver Run’s Board of Directors, page 26

9.              You disclose here, on page 26 and throughout that Evercore delivered an opinion that the consideration to be paid by you was fair to you, from a financial point of view. You also disclose on page 122 that the board of directors considered the opinion of Evercore as a factor in reaching its conclusion to approve the business combination. Please clarify whether the board made a fairness determination of the consideration with respect to the stockholders.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 133.

Organizational Structure, page 26

10.       Please revise to also include a diagram of Silver Run, Centennial and their ownership structure before the proposed transaction.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 28.

Unaudited Pro Forma Condensed Combined Financial Information, page 76

Note -1 Basis of Pro Forma Presentation, page 82

11.       Please expand your disclosure to clarify how your pro forma financial statements reflect the “Centennial Contributors” making the “Centennial Cash Election” as it appears different results could occur under this possible scenario.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see pages 80 and 81.

12.       We note you intend to contribute cash to CRP to repay any of its or its subsidiaries outstanding debt that become due and payable as a result of the consummation of the business combination, and reflect the repayment of this outstanding indebtedness on your pro forma balance sheet and include it as a line item in your purchase price calculation on page 83. However, you also state you intend to either amend CRP’s credit agreement to permit the business combination or to refinance CRP’s term loan and credit facility, but in either case, you expect to repay all outstanding indebtedness of CRP at closing. Given the foregoing, it is unclear whether adjustments to interest expense and deferred debt issuance and loan costs would be appropriate. Please address any uncertainty relative to such adjustments, considering that you appear to have reduced the revolving credit facility and term loan to nil.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see pages 82 through 87, 90 and 92.

Pro Forma Adjustments to Statements of Operations, page 84

13.       As you appear to be contemplate multiple issuances of Class A common stock in completing the merger, please disclose further details to show how the adjustments to weighted average common shares on a basic and diluted basis were calculated.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  As disclosed in Note (h) on page 90, weighted average basic and dilutive shares outstanding were determined as if the shares were issued and outstanding as of January 1, 2015.  The Company believes that the adjustments to basic and dilutive weighted average common shares are not meaningful and has removed the adjustments accordingly.

Pro Forma Adjustments to the Balance Sheet, page 84

14.       Please expand your disclosure in Note 2(c)(4) on page 85 to specify the various transaction costs included in your $35,050,000 cash payment adjustment to the pro forma balance sheet and clarify how the amount is factually supportable.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 91.

15.       Please modify your disclosure in the pro forma balance sheet Note 2(d) and (g) to quantify the separate components of the adjustment to retained earnings and explain how the $63,000 relates to the adjustment that has been made to reclassify the cash held in the Trust Account to Cash and cash equivalents.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 92.

16.       Please provide further detail of the estimates and assumptions used to determine the fair value of the oil and natural gas properties so that we may better understand the reduction in value of proved properties and increase in value of unproved properties.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 92.

17.       Please modify your pro forma statements as necessary to show the various components of the pro forma adjustments gross either in the tabulation or in the notes to the pro forma financial statements. For example, it appears you have multiple adjustments presented net to the stockholders’ equity account balances.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see pages 82 through 87.

The Business Combination Proposal, page 95

Background of the Business Combination, page 114

18.       We note you disclose that from the date of your IPO through the end of June, you and Riverstone engaged in discussions with respect to potential transactions with several possible target businesses. Please add additional detail as to the activities conducted by you or on your behalf to identify alternative business combination transactions, including the number and kinds of prospective target companies mentioned here, whether CRP is included as one of these possible targets, the nature of any discussions conducted and the reasons such targets were rejected.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 121.

19.       Please expand this section to discuss the principal factors behind Mr. Papa’s and Riverstone’s conclusions between May 5, 2016 and June 6, 2016 that CRP was a highly attractive target, and Silver Run’s determination that the transaction represented the “best business combination transaction reasonably available to Silver Run.”

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 122.

20.       Please significantly expand your discussion in this section to disclose the details with respect to the material terms of the business combination, including how the parties reached the material terms of the transaction. Please ensure you disclose the initial proposed purchase price as well as the rationale for and details of any negotiations between the parties with respect to the purchase price and transaction structure that was ultimately agreed, including assignment rights, the private placements, the issuance of common stock to the Centennial Contributors and debt repayment. In this regard, we note that on June 23, 2016, Riverstone submitted a verbal non-binding proposal to acquire CRP in an all-cash transaction and that on June 24, 2016 representatives of Riverstone and NGP agreed to material terms for the acquisition. We further note that on July 14, 2016, Mr. Papa and representatives from Riverstone, Latham and Weil described the transaction structure, the material provisions included in the Contribution Agreement and the investment rationale with Silver Run’s board.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see pages 123 through 126.

21.       We note your general references to Riverstone “representatives” during discussions and negotiations in this section. Please identify the representatives and clarify whether Mr. Papa is included in such instances.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see pages 121 through 125.

22.       On July 14, 2016 representatives from Weil discussed with the Silver Run independent directors certain protections for the public stockholders from certain potential actions of Riverstone as the majority stockholder of Silver Run. Please clarify that the protections that were discussed on July 14 are described in the last paragraph on page 117 or revise to describe all the proposed shareholder protections.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 125.

23.       Each presentation or report from and discussion with an outside party that is materially related to the transaction, whether oral or written, requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. For example, please summarize in the prospectus the presentation from Citi of its technical analysis on CRP’s acreage and reserves.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 125.

Description of Fairness Opinion of Evercore, page 124 Implied Valuation of CRP, page 127

24.       Please disclose the discount rates applied in Evercore’s net asset value analysis, the reason such rates were selected and how the calculated asset values for CRP supports the conclusion that the consideration to be paid is fair.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see pages 137 and 138.

25.       Please expand your Precedent M&A Transactions Analysis and Public Company Trading Analysis to disclose the underlying data of the selected transactions and companies, and explain more clearly why the analysis supports the conclusion that the consideration to be paid is fair. In addition, please tell us if any transactions and companies that fit the selection criteria were not used in the analysis and, if so, why not.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 138.

26.       Please revise your proxy statement to disclose the reserve report projections as of July 1, 2016 incorporating recent cost realizations and recent well performance parameters provided to and reviewed by Evercore and Riverstone.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see pages 136 and 137.

27.       We note your disclosure on page 130 that Evercore will be paid “customary fees for a transaction of this nature.” Please revise your disclosure to provide narrative and quantitative disclosure regarding the fees paid to or to be paid to Evercore for this transaction. In addition, we note that the disclosure regarding the material relationships between Evercore and Riverstone and its affiliates does not provide a quantitative description of the fees paid or to be paid to Evercore. Please revise the proxy statement to provide such disclosure. Refer to Item 1015(b)(4) of Regulation M-A.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page 141.

Executive Compensation, page 167

28.       We note you disclose that the business combination will result in a fundamental change with respect to the CRD incentive units. We also note your disclosure that “CRD and NGP Follow-On are currently responsible for making all payments, distributions and settlements to all award recipients relating to the CRD Incentive Units and NGP Follow- On Incentive Units, and will continue to be responsible for making all payments, distributions and settlements to all award recipients relating to such incentive units following the closing of the business combination.” Please disclose if the business combination will also result in a fundamental change with respect to the NGP Follow-On incentive units. Also, please revise your filing to provide the disclosure required by Item 402(t) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement to indicate that the business combination is expected to result in a fundamental change with respect to the NGP Follow-On Incentive Units.  Please see page 183.  The Company further advises the Staff that no disclosure is required by Item 402(t) of Regulation S-K because no named executive officer is entitled to any type of compensation that is based on or otherwise relates to an acquisition, merger, consolidation, sale or other disposition of all or substantially all of the assets of the Company or another issuer with a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or that is payable under any agreement or understanding, whether written or unwritten, between a named executive officer, on the one hand, and the Company or any such issuer, on the other.

Silver Run Acquisition Corporation - Unaudited Financial Statements, page Fin-2

29.       It appears you have retroactively restated your stockholders’ equity as of December 31, 2015 to reflect the stock dividend effected on February 23, 2016. Please explain why you have not taken this approach for the subsequent interim statement.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see pages Fin-2 and Fin-4 of the Proxy Statement.

Centennial Resource Production, LLC and Celero Energy Company, LP (Predecessor)

Notes to Consolidated and Combined Financial Statements

Supplemental Oil and Gas Information (Unaudited), page F-99

30.       Please advise or revise your disclosure relating to the production figures for the period ending December 31, 2013 to resolve the inconsistency with such figures provided elsewhere on pages 175 and 213.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  Please see page Fin-76.

Annex A — Contribution Agreement

31.       We note that you have included the original Contribution Agreement as an annex to your proxy statement. Please revise your disclosure, as necessary, to reflect Amendment No. 1 to the Contribution Agreement.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that Annex A is a composite copy of the Contribution Agreement incorporating the amendment into the text of the original agreement. The Company has revised the Proxy Statement to clarify that presentation. Please see pages vi, 1, 101 and 158.

Annex F — Fairness Opinion of Evercore

32.       We note the limitation on reliance in the fairness opinion provided by Evercore Group L.L.C. If Evercore Group L.L.C. retains such limitation, please revise your filing to provide the basis for Evercore’s belief that shareholders cannot rely on its opinion, including (but not limited to) whether Evercore intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Evercore would have no effect on the rights and responsibilities of either Evercore or the board of directors under the federal securities laws.

Response:  The Company acknowledges the Staff's comment and, accordingly, the word “solely” has been deleted from the penultimate paragraph of the opinion attached as Annex G to the Proxy Statement.

*     *     *     *

In connection with the above responses to the Staff’s comments, the Company acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel.

Very truly yours,

SILVER RUN ACQUISITION CORPORATION

		By:	/s/ Stephen S. Coats
		Name:	Stephen S. Coats
		Title:	Corporate Secretary

Cc:	Silver Run Acquisition Corporation
Mark G. Papa

Weil, Gotshal & Manges, LLP
Raymond O. Gietz, Esq.
Jennifer A. Bensch, Esq.

Latham & Watkins LLP
William N. Finnegan IV, Esq.
Debbie P. Yee, Esq.